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                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2002

                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

              CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                   (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X   Form 40-F
                   -----           -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes       No   X
            -----     -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                           FORM 6-K: TABLE OF CONTENTS

1. Press Release of Scottish Power plc, dated March 26, 2002, announcement regarding trading ahead of entering the closed period for the year ending 31 March 2002.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     /s/  Scottish Power plc
                                                     --------------------------
                                                     (Registrant)

Date March 28, 2002                             By:  /s/ Alan McCulloch
     --------------                                 ---------------------------
                                                    Alan McCulloch
                                                    Assistant Company Secretary
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ScottishPower today made the following statement on trading ahead of entering the closed period for the year ending 31 March 2002. The preliminary results will be announced on 1 May 2002.

During the year we have taken several difficult but important steps to focus ScottishPower as an international energy business. We have exited both financial services and retail stores and last week completed the demerger of Thus. We have also recently announced the sale of Southern Water which brings to a conclusion the process of redefining ScottishPower as an international energy business and strengthens our financial position. In addition, we have continued to deliver improvements in operating performance and efficiency in the US through the Transition Plan, in UK customer service and in the Infrastructure Division.

Trading at ScottishPower since the publication of the third quarter results on 31 January 2002 and the results for the year to 31 March 2002 continue to be in line with the Board's expectations.

Enquiries:

Colin McSeveny    Group Media Relations Manager      0141 636 4515
Andrew Jamieson   Head of Investor Relations         0141 636 4527